

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via E-mail
Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People's Republic of China

Re: **Shanda Interactive Entertainment Limited**
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed May 20, 2010
File No. 000-50705

Dear Ms. Wu:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Patrick Gilmore

                      Patrick Gilmore
                      Accounting Branch Chief